FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of January 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Trading and Financial Strategy update

Paris, France – January 5, 2017

In a market that remains difficult, multi-client sales are estimated at circa $135 million in the fourth quarter of 2016, with a level of prefunding in line with target (a prefunding rate above 80% on an annual basis) but an after-sales volume below our expectations. At the Group level, Q4 revenues are expected to be the highest quarterly revenues of the year 2016.

Net debt should amount to circa $2.315 billion as at December 31 (at a €/$ closing exchange rate of 1.05, versus $2.304 billion as at September 30, at a €/$ closing exchange rate of 1.12), in line with the target to be below $2.4 billion at the end of 2016.

Given the difficult market environment, the Company, as a protective measure, engaged in discussions starting December 9 with various lenders (French and US revolving credit facilities and the Nordic loan) and they agreed on December 31 2016 to disapply the maintenance covenants (leverage ratio and coverage ratio) at that date.

In this context, with a market environment expected to remain similar in 2017 and to continue to weigh on its revenues, the Company considers that the Group’s debt level is too high. It intends to commence discussions with all the stakeholders in their various jurisdictions in order to achieve a financial restructuring. The objective of this restructuring would be to provide the Company with a level of indebtedness and cost of debt that is substantially reduced and sustainably adapted to its revenues. To that end, the Company will make proposals to its creditors and to its shareholders. The market will be informed in due time of the outcome of these discussions.

In order to facilitate discussions with all stakeholders, the Company wishes to have the ability to request the appointment of an ‘ad hoc representative’ (Mandataire ad hoc), which requires the agreement of the relevant creditors, in accordance with the various credit agreements and bond documents.

Jean-Georges Malcor, CEO, CGG, said: “After the effective execution of our industrial Transformation Plan and in market conditions that are expected to remain very difficult, our priority is now to improve our balance sheet and quickly restore financial flexibility to the Company. At the same time, we remain fully committed to our commercial efforts, customer satisfaction, operational excellence, strict cost management and preservation of our liquidity level.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs around 6,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 5th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO